Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.tbgbio.com/public/

TBG Diagnostics Commences HLA Kit Sales with Leading US Cancer Treatment Centre MD Anderson, University of Texas

●	MD Anderson now using HLA kits purchased from TBG Taiwan

●	MD Anderson is one of three major US cancer treatment centres

●	MD Anderson to use TBG’s HLA products to provide histocompatibility testing services for transplantation

Melbourne, Australia, 30 May 2016.  The Board of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company) is pleased to announce it has commenced supply of HLA Typing kits to University of Texas MD Anderson Cancer Centre (MD Anderson) and has completed two shipments of the kits to date.

TBG’s HLA Typing kits will be utilised by MD Anderson for histocompatibility testing services. Histocompatibility testing is applied to whole organ, tissue, or stem cell transplants where compatibility of genes groups known as human leukocyte antigens (HLA) is imperative for transplant tissue acceptance.

Apart from histocompatibility testing services, the MD Anderson laboratory is also involved in addressing fundamental, scientific studies such as the study of population genetics of the HLA system, the definition of epitopes in the HLA molecular and the selection of peptides by different HLA molecules.

TBG Diagnostics Group COO, Mr Eugene Cheng commented, “This sales deal with MD Anderson for the supply of our HLA Typing Kits, endorses the high quality and leading edge product that we develop at TBG Diagnostics. We are very proud that our products are employed at the forefront of medical services at varied diagnostic and healthcare centres around the world. TBG looks forward to building on this relationship with such a prestigious centre as MD Anderson.”

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration , the China Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, sample collection, delays in the conduct of clinical trials, market acceptance of TBG products, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

About TBG Diagnostics

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. We are focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services

TBG Diagnostics is an established brand with a strong presence in the Asian market. From its plant in Xiamen, China it develops and manufactures:

●	Nucleic Acid Test (NAT) products
●	HLA typing reagents based on NAT technologies
●	Automation systems for NAT operations
●	IVD-related NAT kits and services

Products distributed to more than 22 countries. Major hospital and laboratory clients in USA, Taiwan, Germany, Portugal, China, Hong Kong and Singapore. Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020 Targeting further growth in China - fastest growing MDx market at CAGR of 27.9%. Extensive research and development pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases

About MD Anderson

The University of Texas MD Anderson Cancer Centre is one of the original three comprehensive cancer centres in the United States established by the National Cancer Act of 1971. It is both a degree-granting academic institution and a cancer treatment and research centre located at the Texas Medical Centre in Houston, Texas, United States. It is one of the few hospitals in the United States affiliated with two major research based medical schools: The University of Texas Medical School at Houston, which is a part of the larger University of Texas Health Science Centre at Houston, and Baylor College of Medicine.

As of 2015, MD Anderson Cancer Centre was ranked #1 for cancer care in the "Best Hospitals" survey published in U.S. News & World Report. MD Anderson is widely regarded as among the best cancer hospitals in the United States.

MD Anderson was created by an act of the Texas Legislature in 1941, making it a part of The University of Texas System. Today it is one of 45 Comprehensive Cancer Centres designated by the National Cancer Institute. The cancer centre provided care for about 127,000 patients in Fiscal Year 2014 and employs more than 20,000 people. It has an endowment of $486 million as of November 30, 2014.